UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Xplore Technologies Corp.

(Name of Subject Company (Issuer))

Wolfdancer Acquisition Corp.

(Name of Filing Person—Offeror)

Zebra Technologies Corporation

(Names of Filing Person—Parent of Offeror)

Common Stock, par value $.001 per share

(Title of Class of Securities)

983950700

(CUSIP Number of Class of Securities)

Jim Kaput

Senior Vice President, General Counsel and Corporate Secretary

Zebra Technologies Corporation

3 Overlook Point, Lincolnshire, IL 60069

(847) 634-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Falk, P.C.

Maggie D. Flores

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$74,774,060.00	$9,309.37
(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 11,925,620 shares of common stock of Xplore Technologies Corp. The transaction value also includes: (i) the aggregate consideration for 1,040,282 shares issuable pursuant to outstanding options with an exercise price less than $6.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $6.00 minus the weighted average exercise price of such options; (ii) the aggregate consideration for 177,500 shares underlying restricted stock units and (iii) the aggregate consideration for up to 6,456 additional shares that may be issued under Xplore Technologies Corp.’s employee stock purchase plan.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) Wolfdancer Acquisition Corp., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Zebra Technologies Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Xplore Technologies Corp., a Delaware corporation (“Xplore”), at a purchase price of $6.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2018 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

References to specific sections of the Offer to Purchase herein refer to the numbered sections under the heading “The Tender Offer,” except for references to the “Summary Term Sheet” and “Introduction” headings.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Xplore Technologies Corp., a Delaware corporation. Xplore’s principal executive offices are located at 8601 RR 2222, Building II, Suite 100, Austin, Texas and its telephone number is (512) 336-7797.

(b) Securities. This Schedule TO relates to the Offer by the Purchaser to purchase all of the Shares at a purchase price of $6.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Xplore has advised Parent and the Purchaser that, as of the close of business on July 13, 2018, there were (i) 11,925,620 Shares outstanding, (ii) 1,480,685 Shares issuable pursuant to options and (iii) 177,500 Shares underlying restricted stock units.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Xplore”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Xplore”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Xplore”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Xplore”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Xplore”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Xplore”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Xplore”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Xplore”)

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Xplore”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Xplore”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Xplore”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Xplore”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 17, 2018

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on July 17, 2018 in the Wall Street Journal

(a)(1)(G)	Joint Press Release issued on July 5, 2018 (incorporated by reference to Exhibit 99.1 to Zebra Technologies Corporation’s Schedule TO-C, filed July 5, 2018)

(a)(1)(H)	Press Release issued on July 17, 2018 announcing the commencement of the Offer

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 5, 2018, among Xplore Technologies Corp., Wolfdancer Acquisition Corp. and Zebra Technologies Corporation (incorporated by reference to Exhibit 2.1 to Xplore Technologies Corp.’s Current Report on Form 8-K, filed July 5, 2018)

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Xplore Technologies Corp.’s Current Report on Form 8-K, filed July 5, 2018)

(d)(3)	Non-Disclosure Agreement, dated as of January 31, 2018, between Zebra Technologies Corporation and Xplore Technologies Corp.

(g)	Not applicable

(h)	Not applicable

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2018

WOLFDANCER ACQUISITION CORP.
By:	/s/ Michael Cho
Name:	Michael Cho
Title:	President
ZEBRA TECHNOLOGIES CORPORATION
By:	/s/ Michael Cho
Name:	Michael Cho
Title:	Senior Vice President